Contact:
                               Patty Kehe
                               Dynasil Corporation of America
                               Phone: (607) 272-3320, ext. 26
                               Email:  pkehe@dynasilcorp.com

     Dynasil Announces Financing Commitment Letter with Sovereign/Santander Bank to Strengthen Capital Structure
WEST BERLIN, N.J. - May 12, 2010 - Dynasi+l Corporation of America (OTCBB: DYSL.OB), ("Dynasil" or the "Company"), a rapidly growing manufacturer of specialized instruments and products with applications in the homeland security/defense, medical and industrial sectors, today announced that following a competitive bidding process, the Company has signed a Commitment Letter with Sovereign/Santander Bank to completely refinance the Company's debt structure at a considerable interest rate savings and increases Dynasil's lines of credit from $1.2 million to $8 million, subject to the parties entering into definitive loan documents.

"We are impressed with Dynasil's exceptional track record and phenomenal growth prospects for the future," said David Swoyer, Regional Executive, Corporate Banking of Sovereign/Santander Bank. "The vision for the company and the strong management team completes the picture. Dynasil is the type of company that Sovereign/Santander wants to support with our global resources."

The financing Commitment Letter provides for a $3 million working capital line of credit, a five-year $9 million term loan and a $5 million acquisition line of credit. It is designed to provide sufficient liquidity for the Company's working capital requirements, long-term financing needs and certain letter of credit requirements. "I am very pleased with the confidence expressed in the company by our new banking partner," said Craig T. Dunham, President and Chief Executive Officer of Dynasil. "This Agreement, together with the lines of credit, represents a significant milestone for the growth and success of our Company and provides maximum financial flexibility to achieve our expansion goals through both organic and acquisition growth," Dunham further affirmed. Additional details of the new Sovereign/Santander Agreement will be outlined in the company's 10-Q filing with the SEC.

  About Dynasil: Founded in 1960, Dynasil is a manufacturer of specialized instruments and products for a broad range of applications markets in the medical, industrial and homeland security/ defense sectors. Its wholly owned subsidiaries are located in New Jersey, New York and Massachusetts.

This news release may contain forward-looking statements, such as the completion of the new credit facility and refinancing of existing indebtedness, usually containing the words "believe," "expect," "plan", "target", "intend" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-KSB and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.